Exhibit 1

PRESS RELEASE

Cyren Announces Third Quarter 2018 Financial Results

- - -

Quarterly revenue up 26% year-over-year

McLean, Va. – November 14, 2018 – Cyren (NASDAQ: CYRN) today announced its third quarter 2018 financial results for the period ending September 30, 2018.

During the third quarter, Cyren reported quarterly revenues of $9.6 million – an increase of 26% over the third quarter of 2017. During the quarter, enterprise bookings were up 189% over the third quarter of 2017, and year-to-date, enterprise bookings are up 223% over the same period during the prior year.

“We are delighted with our financial results and continued success during the third quarter,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “This is the second straight quarter of record quarterly revenues, driven primarily by the growth in demand for our anti-phishing technology and enterprise email security on our Cyren Cloud Security platform.”

Third Quarter 2018 Financial Highlights:

●	Revenues for the third quarter of 2018 were $9.6 million, compared to $7.6 million during the third quarter of 2017, and $9.2 million last quarter. This translates to an increase of 26% year-over-year, and 4% quarterly sequential revenue growth.

●	GAAP net loss for the third quarter of 2018 was $4.4 million, compared to a net loss of $3.4 million in the third quarter of 2017, and $4.2 million last quarter.
●	GAAP loss per basic and diluted share for the third quarter of 2018 was $0.08, compared to a loss of $0.09 per basic and diluted share for the third quarter of 2017, and $0.08 last quarter.

●	Non-GAAP net loss for the third quarter of 2018 was $3.3 million, compared to a Non-GAAP net loss of $3.3 million for the third quarter of 2017, and $3.5 million last quarter.
●	Non-GAAP loss per basic and diluted share was $0.06 for the third quarter of 2018, compared to a Non-GAAP loss of $0.09 per share in third quarter of 2017, and $0.07 last quarter.
•	Operating cash usage during the third quarter of 2018 was $2.6 million, compared to operating cash usage of $0.5 million during the third quarter of 2017.

●	Net cash flow for the third quarter of 2018 was negative $3.1 million, compared to negative $1.7 million during the third quarter of 2017.

●	Total cash, cash equivalents and restricted cash as of September 30, 2018 was $14.1 million, compared to $10.2 million as of September 30, 2017.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	In August Cyren signed its largest enterprise deal to date – a multi-year, multi-million dollar contract to provide managed email security to a multi-national industrial conglomerate with over 80,000 employees. Cyren’s CCS platform was chosen in a competive bake-off RFP process over other leading email security vendors.

●	In September, Cyren launched its GoCloud Partner Program, which is the company’s new global channel program that provides resellers, managed service providers, and distributors with the opportunity to predictably grow recurring revenue streams through 100% cloud security products. The company also announced the program’s first major distributor, Arrow Electronics, will partner to enable resellers to sell Cyren cloud security products throughout the US and Canada.

●	During the third quarter, Cyren added over 60 new enterprise customers onto its CCS email and web security platform. Average new order size and annual contract value for new customers grew over 190% compared to the third quarter of 2017.

●	Since the beginning of the third quarter, Cyren renewed and expanded four of its top ten Threat Intelligence Services contracts for extensions ranging up to three years. These companies have been customers of Cyren for an average of 12 years, and together represent annual contract value of over $6.6 million.

In September Cyren filed a shelf registration statement on Form F-3. Cyren intends to continue to make investments to support its business growth and will likely require additional funds to respond to business challenges, including the need to develop new features to enhance our services and products and improve our operating infrastructure. Accordingly, Cyren may need to engage in equity or debt financings to secure additional funds. The registration statement is intended to give Cyren additional flexibility to access the capital markets on a timely and cost effective basis and enables the company to raise up to $50 million in equity or debt over the next three years.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, November 14, 2018 to discuss third quarter results.

U.S. Dial-in Number:	1-888-394-8218
Israel Dial-in Number:	1-80-921-2883
International Dial-in Number:	1-323-701-0225

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=132021.

For those unable to participate in the live conference call, a replay will be available until November 28, 2018. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 8958782. An archived version of the webcast will also be available on the investor relations section of the company’s website at http://ir.cyren.com/events.

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About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, and deferred taxes related to acquisitions, one-time gain from sale of investment in affiliate, adjustments to earn-out obligations, capitalization of technology, accretion of discount on convertible note and change in fair value of the embedded conversion feature. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company’s business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$9,562	$7,561	$26,388	$23,277

Cost of revenues	3,670	2,891	10,684	8,722

Gross profit	5,892	4,670	15,704	14,555

Operating expenses:

Research and development, net	4,336	2,286	11,355	6,929

Sales and marketing	3,931	4,071	12,133	11,395

General and administrative	2,166	1,731	6,151	4,973

Total operating expenses	10,433	8,088	29,639	23,297

Operating loss	(4,541)	(3,418)	(13,935)	(8,742)

Other income (expense), net	-	-	(17)	451

Financial income (expense), net	7	(58)	(91)	(263)

Loss before taxes	(4,534)	(3,476)	(14,043)	(8,554)

Tax benefit	107	51	201	148

Net loss	$(4,427)	$(3,425)	$(13,842)	$(8,406)

Loss per share - basic	$(0.08)	$(0.09)	$(0.26)	$(0.21)

Loss per share - diluted	$(0.08)	$(0.09)	$(0.26)	$(0.21)

Weighted average number of shares outstanding:
Basic	53,679	39,229	53,503	39,205

Diluted	53,679	39,229	53,503	39,205

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in  thousands of U.S.dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(4,541)	$(3,418)	$(13,935)	$(8,742)
Stock-based compensation (1)	358	248	1,031	809
Amortization of intangible assets (2)	1,060	932	3,157	2,891
Capitalization of technology (6)	(242)	(995)	(1,886)	(2,716)
Non-GAAP operating loss	$(3,365)	$(3,233)	$(11,633)	$(7,758)

GAAP net loss	$(4,427)	$(3,425)	$(13,842)	$(8,406)
Stock-based compensation (1)	358	248	1,031	809
Amortization of intangible assets (2)	1,060	932	3,157	2,891
Adjustment to earn-out liabilities (3)	23	27	75	91
Amortization of deferred tax assets (4)	(62)	(65)	(188)	(186)
Gain from sale of investment in affiliate (5)	-	-	-	(450)
Capitalization of technology (6)	(242)	(1,026)	(1,886)	(2,765)
Accretion of discount on convertible note (7)	-	159	-	330
Change in fair value of embedded conversion feature on convertible note (8)	-	(198)	-	(465)
Non-GAAP net loss	$(3,290)	$(3,348)	$(11,653)	$(8,151)

GAAP loss per share (diluted)	$(0.08)	$(0.09)	$(0.26)	$(0.21)
Stock-based compensation (1)	0.00	0.01	0.02	0.02
Amortization of intangible assets (2)	0.02	0.03	0.06	0.09
Adjustment to earn-out liabilities (3)	0.00	0.00	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	0.00	(0.00)	0.00
Gain from sale of investment in affiliate (5)	0.00	0.00	0.00	(0.01)
Capitalization of technology (6)	(0.00)	(0.03)	(0.04)	(0.08)
Accretion of discount on convertible note (7)	0.00	0.00	0.00	0.00
Change in fair value of embedded conversion feature on convertible note (8)	0.00	(0.01)	0.00	(0.01)
Non-GAAP loss per share (diluted)	$(0.06)	$(0.09)	$(0.22)	$(0.20)

Numbers of shares used in computing non-GAAP loss per share (diluted)	53,679	39,229	53,503	39,205

(1) Stock-based compensation
Cost of revenues	$48	$17	$124	$76
Research and development	105	61	297	228
Sales and marketing	96	67	293	180
General and administrative	109	103	317	325
	$358	$248	$1,031	$809
(2) Amortization of intangible assets
Cost of revenues	$907	$759	$2,692	$2,384
Sales and marketing	153	173	465	507
	$1,060	$932	$3,157	$2,891
(3) Adjustment to earn-out liabilities and related expenses
Financial expenses, net	$23	$27	$75	$91

(4) Amortization of deferred tax assets
Tax benefit (expense)	$(62)	$(65)	$(188)	$(186)

(5) Gain from sale of investment in affiliate
Other Income	$-	$-	$-	$(450)

(6) Capitalization of technology
Research and development	$(242)	$(995)	$(1,886)	$(2,716)
Financial expenses, net	-	(31)	-	(49)
	$(242)	$(1,026)	$(1,886)	$(2,765)

(7) Accretion of discount on convertible note
Financial expenses, net	$-	$159	$-	$330

(8) Change in fair value of embedded conversion feature on convertible note
Financial expenses, net	$-	$(198)	$-	$(465)

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	September 30	December 31
	2018	2017
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$13,527	$23,981
Trade receivables, net	3,304	2,890
Deferred commissions	854	-
Prepaid expenses and other receivables	1,708	1,339
Total current assets	19,393	28,210

Long-term deferred commissions	1,748	-
Lease deposits	847	379
Severance pay fund	501	714
Property and equipment, net	4,353	2,787
Intangible assets, net	9,649	11,018
Goodwill	20,718	21,128
Total long-term assets	37,816	36,026
Total assets	$57,209	$64,236

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$1,362	$1,017
Employees and payroll accruals	3,823	3,239
Accrued expenses and other liabilities	1,123	1,012
Earn-out consideration	2,947	3,588
Deferred revenues	8,033	5,032
Total current liabilities	17,288	13,888

Deferred revenues	563	524
Deferred tax liability	1,174	1,355
Accrued severance pay	597	930
Other liabilities	501	438
Total long-term liabilities	2,835	3,247

Shareholders’ equity	37,086	47,101
Total liabilities and shareholders’ equity	$57,209	$64,236

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CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2018	2017	2018	2017
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	$(4,427)	$(3,425)	$(13,842)	$(8,406)

Adjustments to reconcile loss to net cash used in operating activities:
Loss on disposal of property and equipment	-	-	14	1
Depreciation	438	311	1,434	866
Stock-based compensation	358	248	1,031	809
Amortization of intangible assets	1,060	932	3,157	2,891
Amortization of deferred commissions	445	-	1,005	-
Accretion of discount on convertible note	-	159	-	330
Change in fair value of embedded conversion feature on convertible note	-	(198)	-	(465)
Other income related to investment in affiliate	-	-	-	(450)
Other expenses related to the earn-out consideration	23	27	75	91
Deferred taxes	(57)	(51)	(152)	(146)

Changes in assets and liabilities:
Trade receivables	(607)	757	(292)	368
Prepaid expenses and other receivables	306	203	(392)	(646)
Deferred commissions	(954)	-	(1,797)	-
Change in long-term lease deposits	5	(89)	(110)	(94)
Trade payables	375	72	306	81
Employees and payroll accruals, accrued expenses and other liabilities	346	(272)	677	(64)
Deferred revenues	110	790	3,040	244
Accrued severance pay, net	21	13	(120)	66
Other long-term liabilities	1	-	71	-
Net cash used in operating activities	(2,557)	(523)	(5,895)	(4,524)

Cash flows from investing activities:

Proceeds from sale of investment in affiiate	-	-	-	450
Capitalization of technology, net of grants received	(384)	(782)	(1,844)	(2,244)
Purchase of property and equipment	(1,156)	(345)	(2,989)	(818)
Net cash used in investing activities	(1,540)	(1,127)	(4,833)	(2,612)

Cash flows from financing activities:

Proceeds from convertible note	-	-	-	6,300
Payment of earnout liability	-	-	(604)	-
Proceeds from options exercised	984	8	1,276	75
Net cash provided by financing activities	984	8	672	6,375
Effect of exchange rate changes on cash, cash equivalents and restricted cash	12	(11)	(39)	77
Decrease in cash, cash equivalents and restricted cash	(3,101)	(1,653)	(10,095)	(684)
Cash, cash equivalents and restricted cash at the beginning of the period	17,234	11,815	24,228	10,846
Cash, cash equivalents and restricted cash at the end of the period	$14,133	$10,162	$14,133	$10,162

Reconciliation of cash, cash equivalents and restricted cash as shown in the consolidated statements of cash flow:

Cash and cash equivalents	$13,527	$9,919	$13,527	$9,919
Restricted cash included in long-term restricted lease deposits	606	243	606	243

Total cash, cash equivalents and restricted cash	$14,133	$10,162	$14,133	$10,162

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